EXHIBIT 12.1

                          SAN DIEGO GAS & ELECTRIC COMPANY

            COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGE
                           AND PREFERRED STOCK DIVIDEND

                                                                                                 Six Month
                                                                                                    Ended
                              1989          1990          1991          1992           1993       06/30/94
                           ----------    ----------    ----------     ----------    ----------    -----------
                                                                                                  (Unaudited
Fixed Charges:
Interest:
  Long-Term Debt            $ 87,962      $ 97,894      $ 98,802       $100,776      $ 93,402      $ 45,504
  Short-Term Debt             13,984        12,301         8,234          6,242         7,980         4,204
Amortization of Debt
 Discount and Expense,
 Less Premium                  2,420         2,465         2,471          2,881         4,162         2,263
Interest Portion of
 Annual Rentals               23,664        20,898        18,067         14,677        19,206         8,173
                           ----------    ----------    ----------    -----------    ----------    ----------
   Total Fixed
    Charges                  128,030       133,558       127,574        124,576       124,750        60,144
                           ----------    ----------    ----------    -----------    ----------    ----------
Preferred Dividends
 Requirements                 11,202        10,863        10,535          9,600         8,565         3,831
Ratio of Income Before
 Tax to Net Income           1.79480       1.75499       1.63017        1.72369       1.67794       3.3863
                           ----------    ----------    ----------    -----------    ----------    ---------
Preferred Dividend
 for Purpose of Ratio         20,105        19,064        17,174         16,547        14,372        12,97
                           ----------    ----------    ----------     ----------    ----------    ---------
   Total Fixed Charges
   and Preferred
   Dividends for
   Purpose of Ratio         $148,135      $152,622      $144,748       $141,123      $139,122     $  73,11
                           ==========    ==========    ==========     ==========    ==========    =========
Earnings
Net Income (befor
 preferred dividend
 requirements)              $179,434      $207,841      $208,060       $210,657      $218,715      $ 26,57
Add
 Fixed Charge
  (from above)               128,030       133,558       127,574        124,576       124,750        60,14
 Less: Fixed Charge
  Capitalized                  3,481         3,306         2,907          2,242         5,789         2,48
Taxes on Income              142,614       156,917       131,114        152,451       148,275        63,41
                           ----------    ----------    ----------     ----------    ----------    ----------
 Total Earnings for
  Purpose of Ratio          $446,597      $495,010      $463,841       $485,442      $485,951      $147,65
                           ==========    ==========    ==========     ==========    ==========    ==========
Ratio of Earning
 to Combined Fixed
 Charges and Preferred
 Dividends                      3.01          3.24          3.20           3.44          3.49          2.0
                           ==========    ==========    ==========     ==========    ==========    =========
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